SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: Oct. 18, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

News release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 18, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT Corporate Secretary

October 18, 2004

Ivanhoe Mines and Entrée Gold Sign Earn-In Agreement
to Explore Entrée’s Shivee Tolgoi Project, Mongolia

Ivanhoe purchases 4.6 million Entrée Gold units

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Deputy Chairman Edward Flood announced today that the company has entered into an earn-in and equity participation agreement with Entrée Gold to explore and potentially develop approximately 40,000 hectares of Entrée’s 100%-owned, Shivee Tolgoi (Lookout Hill) property, adjacent to Ivanhoe’s Oyu Tolgoi (Turquoise Hill) copper-gold discovery in Mongolia.

The agreement contains a number of conditions for Ivanhoe to earn a participating interest in the project, including a requirement to invest, on an unconditional basis, a minimum of US$3 million during the first year in exploration, consisting of US$500,000 on geophysics and US$2.5 million on drilling.

This US$3 million investment will secure for Ivanhoe a long-term option to utilize any and all rights Entrée may have for the surface of the optioned property to construct mine buildings, tailings ponds, waste dumps, power lines and roads — as may be necessary or convenient for the conduct of Ivanhoe’s operations on its adjacent properties — providing that Ivanhoe first completes condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected.

(A map showing the optioned portion of the Shivee Tolgoi property is available on Ivanhoe Mines’ website at www.ivanhoemines.com).

Ivanhoe will have the right to earn the following levels of participating interest in the project:

(a)	51%, by completing not less than US$20 million of aggregate earn-in expenditures within the earn-in period and in accordance with the earn-in schedule;

(b)	60%, by completing not less than US$27.5 million of aggregate earn-in expenditures within the earn-in period and in accordance with the earn-in schedule; and

(c)	70%, by completing not less than US$35 million of aggregate earn-in expenditures within the earn-in period and in accordance with the earn-in schedule.

By spending US$35 million on exploration and/or development of the property over eight years and earning a 70% interest, Ivanhoe will be deemed to hold:

☐	an increased participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and

☐	a 70% interest in all minerals extracted from surface to a depth of 560 metres.

The earn-in expenditures may include exploration drilling, shaft sinking, underground drifting and development, if warranted, on any mineralization discovered. The agreement requires Ivanhoe to spend at least US$5 million a year in each of the first three years, including the unconditional, US$3 million year-one exploration investment described above.

Ivanhoe also will have the right of first refusal in subsequent joint ventures that may be formed on the remaining portion of Entrée’s Shivee Tolgoi property.

As part of the transaction, Ivanhoe has agreed to purchase 4.6 million Entrée units at a price of CDN$1.00. Each unit will consist of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of CDN$1.10. Upon completion of the unit purchase, and assuming the full exercise of Ivanhoe’s warrants, Ivanhoe would own approximately 17% of Entrée’s issued and outstanding shares. Ivanhoe also has the right to appoint a representative to serve as an Entrée director. Ivanhoe will have the right to participate in any equity offerings undertaken by Entrée during Ivanhoe’s eight-year earn-in period, ensuring that Ivanhoe has the option to maintain its ownership level.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s right to earn a participating interest in Entrée Gold’s Shivee Tolgoi Project and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.